Exhibit 99.15

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Florent SEGURA
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Iraq: Total and partners PetroChina and Petronas
to develop the Halfaya oil field
Paris, January 28, 2010 - Total announces that, within the framework of Iraq’s second petroleum bidding round organized by the Iraqi Ministry of Oil on December 12th, 2009, the consortium led by PetroChina Company Ltd signed on January 27, 2010 a 20-year Development and Production Service Contract with Missan Oil Company for the development of the Halfaya oil field. Total E&P Iraq holds a 18.75% interest in the consortium, alongside the operator PetroChina (37.5%) and partners Petronas Carigali Sdn. Bhd. (18.75%) and the State Partner South Oil Company (25%).
The Halfaya oil field is located in the Missan governorate, 35 kilometres southeast of Amara city, and spreads across 30 kilometres long and 10 kilometres wide. The consortium intends to increase the current oil field production from 3,100 barrels of oil per day to 535,000 barrels of oil per day.
“In signing this agreement, Total resumes its activity in a country with important petroleum resources and potential. Total remains committed to accompanying the development of the Iraqi oil industry and is looking at engaging in other cooperation projects. In working with its partners PetroChina and Petronas on the Halfaya oil field, Total will also further strengthen its international partnership with world-class national oil companies”, said Yves-Louis Darricarrère, president Exploration & Production, Total.
Total in Iraq
In Iraq, Total started its activities in the 1920s with the discovery of the Kirkuk field. In the 1970s, Total brought the Buzurgan and Abu Ghirab fields on stream. Since then, Total has continuously cooperated with the Iraqi authorities on various technical studies and has provided training to numerous local engineers.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com